UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
OMB Number:
SEC File Number:
CUSIP: 58406B103

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

MEDAVAIL HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable
4720 East Cotton Gin Loop, Suite 220
Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85040
City, State and Zip Code

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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or other transition report or portion thereof, could not be filed within the prescribed period.

MedAvail Holdings, Inc. (the “Company”) is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended March 31, 2023 by the May 15, 2023 filing deadline. The Company requires additional time to complete the preparation and corresponding review of its condensed consolidated financial statements as of and for the quarter ended March 31, 2023. In connection with the Company’s divestiture of its pharmacy services business, as well as issuance of warrants during the quarter, the Company needs more time to complete its quarter-end procedures and reporting.

The Company expects to file the Form 10-Q within the grace period prescribed by Rule 12b-25.

Forward-Looking Statements

Certain statements in this 12b-25, other than purely historical information, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the Company’s internal control over financial reporting and the Company’s expectation that it will file the Form 10-Q within the time period prescribed by Rule 12b-25. Forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause the Company’s actual results to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to the risk that the Company is not able to complete its Form 10-Q in the time period that it currently expects, and the risk that the Company finds errors in its consolidated financial statements or material weaknesses in its internal control over financial reporting. The Company undertakes no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date they were made, or to reflect the occurrence of unanticipated events. If the Company updates one or more forward-looking statements, no inference should be drawn that it will make additional updates concerning those or other forward-looking statements.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ramona Seabaugh	(905)	812-0023
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no, identify report(s). ☒ YES ☐ NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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Explanation of Anticipated Change

On January 19, 2023, the Company announced a plan to exit its pharmacy services business to focus on its pharmacy technology business. In connection with its decision to exit the pharmacy services business, the Company initiated a reduction in force, in which employees of the pharmacy services business, representing at that time approximately 75% of the Company’s full-time employees, were terminated effective January 18, 2023. Additionally, on February 9, 2023, the Company consummated the sale of certain assets of the pharmacy services business. The Company substantially completed its exit from the pharmacy services business as of March 31, 2023.

The accounting requirements for reporting the pharmacy services business as a discontinued operation were met during the three months ended March 31, 2023. Accordingly, the condensed consolidated financial statements and related notes for the three months ended March 31, 2023 and 2022, to be reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 (the “2023 Quarterly Report”), will reflect the results of the pharmacy services business as a discontinued operation.

The Company expects to report total revenue of approximately $620 thousand for the three months ended March 31, 2023, as compared to $9.1 million for the three months ended March 31, 2022 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, and approximately $265 thousand for the three months ended March 31, 2022 after giving effect to the change in accounting for the pharmacy services business as a discontinued operation in the 2023 Quarterly Report.

The Company expects to report net loss of approximately $17.3 million for the three months ended March 31, 2023, as compared to a net loss and comprehensive loss of $13.0 million for the three months ended March 31, 2022.

The foregoing results of operations are estimates and are subject to and qualified by the unaudited condensed consolidated financial statements to be filed as part of the 2023 Quarterly Report.

MEDAVAIL HOLDINGS, INC.
(Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2023	By:	/s/ Ramona Seabaugh
Ramona Seabaugh Chief Financial Officer